Hartman Short Term Income Properties XX, Inc
2909 Hillcroft, Suite 420
Houston, TX 77057

February 4, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Duc Dang

Re: Hartman Short Term Income Properties XX, Inc.
Registration Statement on Form S-11, as amended
File No. 333-154750

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Hartman Short Term Income Properties XX, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above captioned Registration Statement in order that the Registration Statement shall become effective on February 9, 2010 or as soon as thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Shaff at 949-660-7700 of Irvine Venture Law Firm, LLP, counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

By:	____/s/_____________________
Allen R. Hartman, President

Securities and Exchange Commission
Division of Corporation Finance
February 4, 2010

As the Dealer Manager in connection with the above-referenced offering, American Beacon Partners, Inc. joins in this request for acceleration.

AMERICAN BEACON PARTNERS, INC.

By: _______/s/_______________
James A. Hintz, President